2011



INTL FCStone

INTL FCStone Inc.

ANNUAL REPORT

FINANCIAL HIGHLIGHTS

ADJUSTED OPERATING REVENUES, MARKED-TO-MARKET (Non-GAAP)
dollars in millions



11 $414.8
10 $275.0
09 $97.5
08 $88.0
07 $69.1

ADJUSTED INCOME FROM CONTINUING OPERATIONS, BEFORE TAX (Non-GAAP)
dollars in millions



11 $51.1
10 $23.9
09 $20.2
08 $15.4
07 $13.2

TOTAL ASSETS
dollars in millions



11 $2,635.7
10 $2,021.7
09 $1,555.7
08 $438.0
07 $361.2

TOTAL ADJUSTED SHAREHOLDERS' EQUITY (Non-GAAP)
dollars in millions



11 $301.7
10 $251.9
09 $245.7
08 $77.3
07 $54.9

ADJUSTED NET ASSET VALUE PER SHARE OUTSTANDING AT SEPTEMBER 30 (Non-GAAP)



11 $16.17
10 $14.31
09 $14.16
08 $8.66
07 $6.65

1924

Saul Stone, a door-to-door egg wholesaler, formed Saul Stone and Company, predecessor to FCStone.

1930

In the 1930's, Saul Stone and Company became one of the first clearing members of the Chicago Mercantile Exchange (CME).

1970

In the early 1970's, Saul Stone and Company became one of the major innovators on the CME's International Monetary Market, bringing financial futures to the forefront of the industry.

1978

A new entity called Farmers Commodities Corporation was formed to accommodate the grain hedging brokerage services.

1981

International Assets was established as an internationally focused boutique brokerage firm.

FISCAL 2007 to 2011

FISCAL YEAR ENDED SEPTEMBER 30 *(in millions, except share and per share numbers)*

INCOME STATEMENT	2011	2010	2009	2008	2007
Operating revenues	$423.2	$269.0	$90.6	$114.9	$45.7
Interest expense	11.3	9.9	8.0	11.2	9.3
Non-interest expenses	352.4	241.2	69.3	61.4	46.6
Income (loss) from operations, before tax and discontinued operations	59.5	17.9	13.3	42.3	(10.2)
Income tax expense (benefit)	22.5	6.4	2.6	16.2	(3.4)
Income (loss) from discontinued operations, net of tax	0.2	0.6	(1.1)	1.0	1.7
Income (loss) before extraordinary (loss) income	37.2	12.1	9.6	27.1	(5.1)
Extraordinary (loss) income	-	(7.0)	18.5	-	-
Net income (loss)	37.2	5.1	28.1	27.1	(5.1)
Add: Net (loss) income attributable to noncontrolling interests	0.1	0.3	(0.5)	0.7	0.6
Net income (loss) attributable to INTL FCStone common stockholders	$37.3	$5.4	$27.6	$27.8	$(4.5)
Diluted earnings (loss) per share	$1.96	$0.30	$2.80	$2.95	$(0.56)
Average diluted shares outstanding	18,567,454	17,883,233	10,182,586	9,901,706	8,086,837
BALANCE SHEET					
Total assets	$2,635.7	$2,021.7	$1,555.7	$438.0	$361.2
Total shareholders' equity	$296.3	$241.3	$238.8	$74.8	$35.6
Common shares outstanding at September 30	18,642,407	17,601,535	17,350,727	8,928,711	8,253,508
UNAUDITED ADJUSTED FINANCIAL DATA (Non-GAAP) - SEE NOTE BELOW					
Adjusted operating revenues, marked-to-market	$414.8	$275.0	$97.5	$88.0	$69.1
Adjusted income from continuing operations, before tax	$51.1	$23.9	$20.2	$15.4	$13.2
Adjusted net income attributable to INTL FCStone common stockholders	$32.1	$9.1	$32.0	$11.0	$10.1
Total adjusted shareholders' equity	$301.7	$251.9	$245.7	$77.3	$54.9
Adjusted net asset value per share outstanding at September 30	$16.17	$14.31	$14.16	$8.66	$6.65
Change in adjusted operating revenues from prior year	51%	182%	11%	27%	62%
Adjusted net income to adjusted operating revenues	8%	3%	33%	13%	15%
Increase in adjusted shareholders' equity from prior year	20%	3%	218%	41%	42%
Return on average adjusted shareholders' equity (a)	11.6%	6.5%	16.0%	16.6%	21.6%

Note: The unaudited data (non-GAAP) has been adjusted for unrealized gains in commodities inventory, which is stated at the lower of cost or market value under GAAP, and unrealized values of forward commitments to purchase and sell commodities. For a reconciliation of the unaudited adjusted financial data (non-GAAP) to audited data (GAAP), see "Item 6. Selected Financial Data" in the Company's Annual Report on Form 10-K for the year ended September 30, 2011, which is included as part of this Annual Report to Shareholders.

(a) Return on average equity for 2010 excludes $7.0 million extraordinary loss resulting from purchase price adjustments related to the FCStone transaction. Return on average equity for 2009 excludes $18.5 million extraordinary gain related to the FCStone transaction.

1983	1994	2000	2004	2007	2007
Farmers Commodities Corporation (FCC) became a clearing member of the Kansas City Board of Trade in 1983 and in 1985 purchased its first seat on the Chicago Board of Trade.	*International Assets was listed on NASDAQ.*	*FCC acquired Saul Stone and Company to become one of the nation's largest commercial grain brokerage firms.*	*International Assets acquired global payments business Global Currencies, thereby establishing a London office.*	*International Assets acquired Gainvest group in South America, specializing in asset management and asset backed securities.*	*FCStone acquired Chicago-based Downes-O'Neill, dairy specialists.*

Execution, Clearing and Advisory Services in COMMODITIES, CAPITAL MARKETS and CURRENCIES



INTL FCStone Inc. is a Fortune 500 company, providing customers across the globe with execution and advisory services in commodities, capital markets, currencies, asset management and more.

OUR HERITAGE

The heritage of INTL FCStone dates back to 1924 when a door-to-door egg wholesaler founded a business called Saul Stone and Company. Through organic growth, acquisitions and the 2009 merger between International Assets Holding Corporation and FCStone Group, we have become a global, Fortune 500 financial services organization. Today, INTL FCStone is relied upon by thousands of customers around the world for our wide array of services — many of which are not offered by any other organization of our type – and our in-depth industry knowledge and expertise.

WHO WE ARE TODAY

INTL FCStone's customers include the producers, processors and end users of virtually every major traded commodity; commercial counterparties; governmental, non-governmental and charitable organizations; institutional investors; brokers; professional traders; commercial banks; and major investment banks.

We offer these customers a comprehensive array of products and services. Among these services are our proprietary Integrated Risk Management Program (IRMP®), as well as exchange and OTC execution and clearing services, designed to limit risk and enhance margins and bottom-line results; physical trading in base metals, precious metals and grains; a global foreign exchange and currency payment service; asset management; equities market-making; securities execution and trading; and investment banking advisory services.

Our strategy is to utilize a centralized and disciplined process for capital allocation, risk management and cost control, while delegating the execution of strategic objectives and day-to-day management to experienced individuals. This requires high-quality managers, a clear communication of performance objectives and strong financial and compliance controls. We believe this strategy will enable us to build a scalable and significantly larger organization that embraces an entrepreneurial approach to business, supported and underpinned by strong central controls.

As our company continues to expand its worldwide reach and its range of services, one thing will remain the same: Our unwavering emphasis on providing our customers with the highest level of service and expertise.

2008	September 2009	April 2010	July 2010
FCStone acquired Nashville-based Globecot, cotton specialists.	*International Assets Holding Corporation and FCStone Group, Inc. merged.*	*Risk Management Incorporated, energy risk management specialists, was acquired by INTL FCStone.*	*INTL FCStone acquired Hanley Group companies and established INTL Hanley to expand the group's OTC trading business.*

$301.7 Million | ***ADJUSTED STOCKHOLDERS' EQUITY $301.7 million*** *as of September 30, 2011.*

$2.6 Billion | ***TOTAL ASSETS $2.6 billion*** *as of September 30, 2011.*

20,000 *customers* *in more than* **100** *countries*

Fast Facts:

- Ranked #51 on the 2011 Fortune 500 list of the largest U.S. corporations
- Executive management has significant ownership
- 904 Employees as of September 30, 2011
- More than 20.000 customers in more than 100 countries through a network of 32 offices around the world
- Fiscal 2011 adjusted operating revenues were a record $414.8 million, up 51% and adjusted net income attributable to common stockholders from continuing operations was a record $31.9 million, up 106%

Products and Services Offered:

- Risk Management Advisory Services
- Futures/Clearing/Brokerage
- OTC and Structured Products
- Physical Trading in Select Commodities
- Global Payments and Treasury Services
- Securities Execution and Trading
- Investment Banking and Advisory Services
- Foreign Exchange Trading
- Market Research
- Asset Management

September 2010
Acquired the business of Provident Group creating the investment banking and advisory division.

October 2010
INTL FCStone acquired the futures division of Hencorp, coffee, cocoa and sugar specialists, creating INTL Hencorp.

March 2011
International Assets Holding Corporation Changes Name to INTL FCStone Inc.

August 2011
Ambrian Commodities Limited ("ACL"), was acquired to provide commodities execution capabilities in the key LME market.

November 2011
Acquired the business of the Metals Division of MF Global and upgraded to LME Category One ring dealing membership.

CHAIRMAN'S LETTER

It is never an easy task to merge two companies that are roughly equivalent in size, have wide-ranging global operations, and possess long-standing and extensive customer relationships, as was the case with International Assets Holding Corporation and FCStone approximately two years ago. Yet management from both companies have worked to seamlessly blend the organizations while effecting synergies and creating organic growth. INTL FCStone has completed a truly impressive array of strategic acquisitions in a relatively short period of time following the merger. All of this has left INTL FCStone in a stronger position than ever before, and has created a tremendous sense of optimism among management, members of the board and the entire employee team.

While the last year has not been without its challenges, the final result was a solid financial performance in what has been a very volatile industry. Shareholder returns have improved each of the last two years, with a combined share price increase over this period of 26%, among the best in the industry. This is a testament, I believe, to the quality and professionalism of INTL FCStone's employees.

I have been given the opportunity to serve as Chairman of the Board in INTL FCStone's second full year following the merger. It has been an exceptionally rewarding experience to work with a group of directors and a management team that have contributed fresh perspectives and new capabilities to the combined company.

As a result of these new strategic capabilities and accomplishments, I have a high level of optimism for the future. In an industry that has otherwise been marked by continued consolidation, strategic retreats and other difficulties, the future is bright for an organization that, like INTL FCStone, possesses a clear vision, a strong balance sheet and solid financial performance.

I would like to thank all of our shareholders for your support. Your Board of Directors has spent a great deal of time identifying risks and opportunities, and establishing policies to protect and grow your investment. You may be assured that your directors will, as always, continue to work in your best interests.

JACK FRIEDMAN
Non-Executive Chairman

Compound Growth 2007-2011:

- Adjusted operating revenues **57%**
- Adjusted income from continuing operations, before tax **40%**
- Adjusted shareholders' equity **53%**
- Adjusted net book value per share **25%**

CHIEF EXECUTIVE'S REPORT

INTL FCStone achieved record financial performance in fiscal year 2011, with 51% growth in adjusted operating revenue and 106% growth in adjusted earnings, resulting in a return on average adjusted stockholders' equity of 11.6 %, among the highest of any financial services firm.

These results are in markedly positive contrast to the overall financial services industry. Market conditions proved difficult throughout the year, as we witnessed a series of credit crises in Europe and the collapse of one of the largest Futures Commission Merchants and a major competitor, MF Global. The full effects of MF Global's demise are still to be seen, but they are likely to affect the futures and risk-management industry for some time.

"INTL FCStone achieved record financial performance in fiscal year 2011."

In this uncertain environment, INTL FCStone is one of the relatively few financial services organizations that is customer-oriented and focused on middle-market customers. We utilize our expertise, capital and technology to provide a value-added service to help these customers manage their risks and protect and enhance operating performance. We serve as an intermediary to facilitate financial transactions for our customers, whether on exchanges or over the counter, and act either as a principal or a broker. Unlike some firms, however, we do not take speculative directional views on the market.

We believe that we bring a unique approach that blends an unwavering commitment to customers with multi-dimensional financial capabilities, which allows us to build deep and meaningful customer relationships and earn sufficient margin to provide our shareholders with a fair return on their capital.

Through successful acquisitions made over the past two years, we have now assembled a broad range of capabilities for our growing customer base across the globe, including:

- Strategic risk-management advisory services for our commercial customer base to protect and enhance bottom-line earnings despite volatile financial and commodities markets;
- General corporate finance and investment banking capabilities related to capital transactions as well as mergers and acquisitions, valuations, and other transactions;
- Clearing, prime brokerage and execution services for a wide range of exchanges around the world in all commodity verticals;
- A full spectrum of foreign exchange, global payments and treasury services;
- A full range of over-the-counter ("OTC") and structured products to provide more complex and customized risk-management solutions for our customers;
- Physical trading of precious and base metals and select agricultural products, including off-take from our customers and sourcing product on their behalf;
- Customer execution in international and domestic securities.

At the conclusion of our 2010 fiscal year, which witnessed the integration of the September 30, 2009 merger between International Assets Holding Corporation and FCStone, as well as a number of significant acquisitions, INTL FCStone senior management made a strategic decision to focus our efforts in the coming year predominantly on creating operating efficiencies, consolidating our recent acquisitions, and helping our customers navigate an increasingly volatile global economic environment.

At the same time, however, we are willing to make strategic acquisitions when the right opportunity presents itself. Most notably, following the end of fiscal year 2011, we acquired virtually the entire MF Global Metals Division team in the wake of MF Global's dissolution. This acquisition was made possible by our earlier purchase of Ambrian Commodities Ltd., the London Metal Exchange (LME) subsidiary of Ambrian Capital Plc, which provided us with an LME platform.

"Our strategy is sound and our course is clear; we have no pressure or desire to deviate from this path."

The MF team is a leading LME franchise with deep and diverse global relationships which, when combined with our existing and significant physical metals, structured OTC products and corporate finance advisory services, creates a unique global metals capability. Concurrently with this acquisition, INTL FCStone also received approval from the London Metal Exchange to upgrade its LME Category Two membership to LME Category One ring dealing membership.

Our strategy is sound and our course is clear; we have no pressure or desire to deviate from this path. Indeed, in our view, our strategy and service model has become increasingly relevant and useful to our predominantly middle-market commercial customer base. These customers are facing, almost without exception, an unprecedented set of operating challenges characterized by a difficult lending environment, uncertain capital markets, volatile commodity prices, weak consumer demand and a lingering global recession. At the same time, many financial services organizations, ranging from banks to FCMs, lack the resources, the capabilities or the long-term commitment to assist middle-market companies in dealing with these operating challenges.

I am gratified to note that by the end of the 2011 fiscal year, we had managed to make substantial progress toward integrating our acquisitions and expanding our capabilities while, at the same time, coming close to achieving all of our own financial objectives established two years ago. As a result, we find ourselves at the start of the 2012 fiscal year in a stronger position than ever before to help our customers meet their bottom-line goals, gain new business in new markets worldwide, and deliver positive financial results.

Our Financial Performance

Management believes that the best way to assess our financial performance is on a fully marked-to-market basis. Our Form 10-K, included in this Annual Report, provides a detailed reconciliation of these numbers.

During fiscal 2011, we began to reap the benefits of the acquisitions and upgrades we made during the past two fiscal years. While we are encouraged by the results to date, we anticipate even further growth in the new fiscal year as a result of the cross-selling opportunities and synergies created by our recently acquired operating units.

Fiscal 2011 adjusted operating revenues, marked-to-market, were $414.8 million. This number represents not only a 51% increase over the prior year, but the culmination of an unbroken pattern of revenue growth since 2006, augmented in fiscal 2010 and thereafter by the merger with FCStone.

Adjusted net income attributable to INTL FCStone common stockholders grew to $32.1 million, also a new record and a $23.0 million, or 253%, increase over fiscal 2010.

INTL FCStone's return on average adjusted stockholders' equity ("ROE"), one of our key financial metrics, was 11.6%, a result that we consider to be favorable, though not yet in line with our corporate objectives. In the coming years, it is our goal and intention to achieve an ROE of 15% to 20% or more.

At $352.4 million, our non-interest expenses increased significantly, due primarily to our post-merger acquisitions and the associated office, personnel, IT and other infrastructure costs. As we continue to consolidate our recent acquisitions, we will place continued emphasis on managing and minimizing expenses where possible. Interest expense for fiscal 2011 was $11.3 million.

At the end of fiscal 2011, INTL FCStone had 18.6 million shares outstanding, with a market capitalization of $387.0 million. Book value per outstanding share on an adjusted basis was $16.17, up 13% from last year's value of $14.31 and up 14% from the value of two years ago of $14.16.

We concluded the year with adjusted shareholders' equity of $301.7 million, and total assets of $2.6 billion, compared to $2.0 billion the previous year. We remain very liquid, with approximately 83% of the company's assets in cash; and deposits and

receivables from exchange-clearing organizations, counterparties and customers, and financial instruments owned, at fair value.

As of September 30, 2011, we had committed bank facilities of $375 million, of which $77.4 million was outstanding.

Over a five-year period, management believes that our strategy has delivered outstanding growth to our shareholders both in absolute terms as well as in terms of Compound Annual Growth ("CAG"). Over the last five years, adjusted results show revenues up 500% (CAG 57%), net income from continuing operations before tax up 288% (CAG 40%), shareholders' equity up 450% (CAG 53%) and net book value per share up 143% (CAG 25%).

A more detailed description of each of our five operating segments is included under the Management Discussion and Analysis section of the attached 10-K filing.

"Our clear customer focus has now been validated with strong financial performance and potential for significant growth."

Looking Forward

The current global economic environment is characterized by weak or negative growth; continued uncertainty in the European Community; growing opportunities and risks in China, India, Brazil and smaller emerging markets; and ongoing volatility in commodity prices.

Regardless of the prevailing economic winds INTL FCStone always endeavors to maintain a steady course characterized by providing value-added solutions to our customers around the world. Our strategy has been, and will remain, straightforward: An unwavering focus on providing high value-added service, using our expertise, experience, technology and capital to reduce risk, protect and enhance our customers' bottom lines, and provide efficient solutions in more-complex financial markets.

We have two central challenges facing us in fiscal 2012 and thereafter. The first is to continue to weather the challenges of a difficult economic environment by maintaining the focus on prudent management of risk that has helped to drive our growth. The second challenge — having now assembled the key components and capabilities for a much-larger franchise — is for management to deliver the growth and returns we believe are now possible.

Management has a simple, four-part strategy for achieving these objectives:

- Expand the customer footprint and relationships globally. There are huge markets and large numbers of potential customers available to us. Although our customer-focused approach takes time and requires patience, we have already established critical beachheads in key markets.
- Leverage all of our capabilities into every customer relationship and in so doing make each relationship more valuable to us and more meaningful for the customer.
- Internalize and maximize the margins on all of our products. We have already proved the power of internalizing margins on structured products and see more opportunity to do this.
- Stringent control of overhead.

Members of the management team are significant owners of the company and have their interests aligned with those of our shareholders. The management team is encouraged and excited by the longer-term opportunities, as our clear customer focus has now been validated with strong financial performance and potential for significant growth.

We would like to thank all of our colleagues for their contribution to this year's performance, our Board and advisors for their guidance, our bankers for their financial support and our shareholders for entrusting their capital to us.

Sean M. O'Connor
Chief Executive Officer

*We use our **expertise, technology** and **capital** to **reduce risk, protect and enhance our customers' bottom lines**, and provide **efficient solutions** in more complex **financial markets**.*

OUR LOCATIONS

HEADQUARTERS

New York (US)
708 Third Avenue,
Suite 1500
New York, NY 10017, USA
Tel: +1 212 485 3500
Fax: +1 212 485 3505
www.intlfcstone.com

US Offices

Kansas City (MO)
+1 800 255 6381

West Des Moines (IA)
+1 800 422 3087

Chicago (IL)
+1 800 504 5633

Orlando (FL)
+1 800 541 1977

Bloomington (IL)
+1 800 747 7001

Bowling Green (OH)
+1 800 238 4146

Indianapolis (IN)
+1 866 825 7942

Miami (FL)
+1 305 925 4900

Minneapolis (MN)
+1 800 447 7993

Nashville (TN)
+1 615 724 2225

New York (NY)
+1 212 766 0100

Omaha (NE)
+1 800 228 2316

Spirit Lake (IA)
+1 800 854 6490

St. Louis (MO)
+1 800 888 4254

Topeka (KS)
+ 785 232 2252

International Offices

Asunción (Paraguay)
+595 21 624 197

Beijing (China)
+86 10 651 30855

Buenos Aires (Argentina)
+54 11 4390 7595

Campinas (Brazil)
+55 19 2102 1300

Dubai (United Arab Emirates)
+971 4 47 8500

Dublin (Ireland)
+353 1 6349140

Goiânia (Brazil)
+55 62 3432 7912

London (United Kingdom)
+44 20 3580 6000

Maringá (Brazil)
+55 44 3023 6250

Montevideo (Uruguay)
+59 82 628 3047

Porto Alegre (Brazil)
+51 3017 9150

São Paulo (Brazil)
+55 11 3509 5400

Shanghai (China)
+86 21 5108 1234

Singapore (Singapore)
+65 6309 1000

Sydney (Australia)
+61 2 809 42000

Winnipeg (Canada)
+1 866 634 7392

INTL FCStone®

CORPORATE GOVERNANCE STATEMENT

The Company is committed to high standards of corporate governance and has put in place a framework that fosters good governance, is practical for a company of our size and satisfies our current listing and regulatory requirements. The Company has instituted a Code of Ethics that demands honest and ethical conduct from all employees. Specific topics covered are conflicts of interest, fair dealing, compliance with regulations and accurate financial reporting.

EXECUTIVES

The roles of Chairman and CEO are split. The CEO and CFO make all necessary representations to satisfy regulatory and listing requirements. Executive compensation is determined by a Compensation Committee composed exclusively of non-executive directors.

BOARD OF DIRECTORS

The Company has a classified Board of Directors consisting of thirteen directors, of which three are executive and ten are non-executive. The Chairman is a non-executive director. The size of the Board will be reduced to eleven members in 2012 and to nine members in 2013, at which time the classifications will be eliminated. The Board oversees the strategy, finances, operations and regulatory compliance of the Company through regular quarterly meetings and additional special meetings when required. The non-executive directors regularly meet independently of the executive directors. The Nominating & Governance, Audit and Compensation Committees are each composed of five non-executive directors. The Audit Committee meets the SEC requirement that at least one of its members should be a financial expert.

FINANCIAL REPORTING AND INTERNAL CONTROL

The Company strives to present clear, accurate and timely financial statements. Management has a system of internal controls in place, regularly assesses the effectiveness of these controls and modifies them as necessary. Risk management is an important aspect of this system of internal controls and management has established a Risk Committee to establish and monitor compliance with risk policies.

INVESTOR RELATIONS

The Company seeks to provide accurate and timely information to shareholders and other stakeholders to facilitate a better understanding of the Company and its activities. The Company seeks to distribute such information as widely as possible through filings on Form 8-K, press releases and postings on its website, www.intlfcstone.com.

FORWARD-LOOKING STATEMENTS

This Annual Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond the Company's control, including adverse changes in economic, political and market conditions, losses from the Company's activities arising from customer or counterparty failures, changes in market conditions, the possible loss of key personnel, the impact of increasing competition, the impact of changes in government regulation, the possibility of liabilities arising from violations of laws or regulations and the impact of changes in technology on our businesses. Although the Company believes that its forward-looking statements are based upon reasonable assumptions regarding its businesses and future market conditions, there can be no assurances that the Company's actual results will not differ materially from any results expressed or implied by the Company's forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that any forward-looking statements are not guarantees of future performance.

EXECUTIVE DIRECTORS

Sean O'Connor
Chief Executive Officer

Scott Branch
Chief Operating Officer

Paul G. (Pete) Anderson
President

EXECUTIVE OFFICERS

William Dunaway
Chief Financial Officer

Brian Sephton
Chief Legal and Governance Officer

James Tivy
Group Controller

David Bolte
Corporate Secretary

Nancey McMurtry
Vice President, Head of Compliance

NON-EXECUTIVE DIRECTORS

Jack Friedman
Chairman
Chief Executive Officer
Innovative Ag Services

Brent Bunte
Member Audit Committee
Member Nominating & Governance Committee
Chief Executive Officer
NEW Cooperative

John M. Fowler
Chairman Compensation Committee
Private Investor
Independent Consultant

Daryl Henze
Chairman Audit Committee
Independent Consultant
Company Director

Bruce Krehbiel
Member Audit Committee
Member Compensation Committee
Chief Executive Officer
Kanza Cooperative Association

Robert A. Miller, Ph.D.
Member Compensation Committee
Independent Consultant

Eric Parthemore
Member Compensation Committee
Member Nominating & Governance Committee
Chief Executive Officer
Heritage Cooperative, Inc.

John Radziwill
Chairman Nominating & Governance Committee
Member Audit Committee
Member Compensation Committee
Private Investor
Company Director

Diego Veitia
Member Nominating & Governance Committee
Private Investor
Company Founder

Justin R. Wheeler
Member Audit Committee
Member Nominating & Governance Committee
Vice President
Leucadia National Corporation

CORPORATE HEADQUARTERS

708 Third Avenue, Suite 1500
New York, NY 10017, USA
Tel: +1 212 485 3500

STOCK LISTING

The Company's common stock trades on NASDAQ under the symbol "INTL".

COMPANY INFORMATION

To receive Company material, including additional copies of this annual report, Forms 10-K or 10-Q, or to obtain information on other matters of investor interest, please contact Chief Financial Officer Bill Dunaway at the address below or visit our website at www.intlfcstone.com.

SHAREHOLDER RELATIONS

1251 NW Briarcliff Parkway, Suite 800
Kansas City, MO 64116, USA
Phone: +1 866 522 7188

ANNUAL MEETING

The annual meeting of shareholders will be held at 10:00 am on Thursday, February 23, 2012 in Chicago, IL, at the following address:

JW Marriott Hotel Chicago
151 West Adams
Chicago, IL 60603

STOCK TRANSFER AGENT AND REGISTRAR

Mellon Investor Services, LLC ("BNY Mellon") is the transfer agent and registrar for INTL FCStone Inc. Inquiries about shareholders' accounts, address changes or certificates should be directed to BNY Mellon.

To contact by mail:
BNY Mellon
Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900, USA

INTL FCStone®

708 Third Avenue, Suite 1500
New York, NY 10017, USA
Tel: +1 212 485 3500

www.intlfcstone.com